[LETTERHEAD OF BATCHER, ZARCONE & BAKER, LLP]



                                  July 3, 2008

Ms. Carmen Moncada-Terry
Division of Corporation Finance
U.S. Securities and Exchange Commission
100 F Street N.E.
Washington, DC  20549                                                  Via EDGAR

Re: Legal Opinion Pursuant to SEC Form S-1
    Amendment No. 2
    Registration Statement - Wolf Resources, Inc.
    File No. 333-151229

Dear Ms. Moncada-Terry:

On behalf of Wolf Resources, Inc. (the "Company"), we have today filed via the EDGAR system, Amendment No. 1 (the "First Amendment"') to the above-captioned Registration Statement in response to the comments in your letter dated June 27, 2008. The responses below are in direct correlation to your numbered comments.

EXHIBIT 5.1

We note your response to prior comment 2. It does not appear that the representation to which you refer provides the requested confirmation. The representation appears to relate to your discussion of the Nevada securities laws and not the Nevada corporation law. We therefore reissue the comment. Please provide us with a written confirmation that the reference and limitation to the "General Corporation Law of the State of Nevada" includes the statutory provisions and also all applicable provisions of the Nevada Constitution and reported judicial decisions interpreting these laws. See Current Issues and Rulemaking Projects Outline (November 14, 2000).

     Please note that the second paragraph of the opinion of counsel has been changed to include the requested representations.

U.S. Securities and Exchange Commission
July 3, 2008
Page 2


Please feel free to contact me via telephone at 619.475.7882 if you should have any questions regarding our responses above.

                                    Regards,

                                    BATCHER ZARCONE & BAKER, LLP


                                    /s/ Karen Batcher
                                    ----------------------------
                                    Karen A. Batcher, Esq.


cc: Christopher Paterson, President
    Wolf Resources, Inc.